UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Acacia Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00401C108

(CUSIP Number)

Mark Chandler Executive Vice President, Chief Legal Officer and Chief Compliance Officer Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134-1706 (408) 526-4000	Douglas N. Cogen Ken S. Myers Fenwick & West LLP 555 California Street San Francisco, CA 94104 (650) 988-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00401C108	Page 1 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems, Inc., I.R.S. Identification No. 77-0059951
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,846,795 shares of common stock[1]
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,846,795 shares of common stock[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.72% of common stock[2]
14	TYPE OF REPORTING PERSON (See Instructions) CO

[1]

Represents 2,763,118 shares of outstanding issuer common stock, 44,142 shares of issuer common stock issuable upon the settlement of outstanding restricted stock units and 39,535 shares of issuer common stock issuable upon exercise of outstanding options held by stockholders of the issuer who entered into Voting Agreements (as defined in Item 3) dated January 14, 2021 with Cisco Systems, Inc. (“Cisco”), obligating such stockholders to vote their shares in favor of adopting the Merger Agreement (as defined in Item 3 below) and related matters, and with respect to which such stockholders granted Cisco an irrevocable proxy granting Cisco the right to vote on their behalf in favor of such matters. Cisco expressly disclaims beneficial ownership of any of the shares of issuer common stock subject to the Voting Agreements and irrevocable proxies.

[2]	Based on 42,363,774 shares of issuer common stock outstanding as of January 12, 2021, as represented by issuer in the Amended and Restated Merger Agreement.

SCHEDULE 13D

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is common stock, par value $0.0001 per share, of Acacia Communications, Inc., a Delaware corporation (“Acacia”). The principal executive offices of Acacia are located at Three Mill and Main Place, Suite 400, Maynard, MA 01754.

Item 2.	Identity and Background.

(a) The name of the corporation filing this statement is Cisco Systems, Inc., a California corporation (“Cisco”).

(b) The address of Cisco’s principal office is 170 West Tasman Drive, San Jose, California 95134-1706.

(c) Cisco designs and sells a broad range of technologies that have been powering the Internet since 1984. We are integrating intent-based technologies across networking, security, collaboration, applications and the cloud. These technologies are designed to help our customers manage more users, devices and things connecting to their networks. This will enable us to provide customers with a highly secure, intelligent platform for their digital business.

(d) Neither Cisco nor, to Cisco’s knowledge, any person named on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Neither Cisco nor, to Cisco’s knowledge, any person named on Schedule A attached hereto, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding any violation with respect to such laws.

(f) To Cisco’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Cisco as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration.

Cisco entered into an Amended and Restated Agreement and Plan of Merger, dated as of January 14, 2021 (the “Merger Agreement”) to acquire Acacia in a merger by which a wholly-owned subsidiary of Cisco (“Merger Sub”) will merge with and into Acacia, with Acacia to survive the Merger and to become a wholly-owned subsidiary of Cisco (the “Merger”). Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, Cisco will acquire all of the outstanding shares of Acacia common stock for $115.00 per share, in cash. As an inducement for Cisco to enter into the Merger Agreement and in consideration thereof, certain stockholders of Acacia identified on Schedule B attached hereto (each a “Stockholder” and, collectively, the “Stockholders”) entered into separate voting agreements with Cisco, dated January 14, 2021 (the “Voting Agreements”), whereby each Stockholder agreed (a) to refrain from transferring, or entering into an agreement or transaction to transfer, shares of Acacia common stock, except for certain share transfers permitted under each Voting Agreement, and (b) to vote all shares of Acacia common stock beneficially owned by the Stockholder or acquired by the Stockholder after the date of the Voting Agreements in favor of adopting the Merger Agreement and any matter that reasonably could be expected to facilitate the Merger, and with respect to which each Stockholder granted Cisco an irrevocable proxy granting Cisco the right to vote on such Stockholder’s behalf in favor of such matters. Cisco did not pay additional consideration to the Stockholders in exchange for the Voting Agreements.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Amended and Restated Merger Agreement included as Exhibit 1 to this Schedule 13D and the Form of Voting Agreement included as Exhibit 2 to this Schedule 13D, respectively. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 4.	Purpose of Transaction.

(a) – (b) As described in Item 3 above, this Schedule 13D relates to the Voting Agreements between Cisco and the Stockholders and the related Merger and Amended and Restated Merger Agreement.

If the conditions set forth in the Amended and Restated Merger Agreement are satisfied or waived, Cisco, Merger Sub and Acacia shall cause the Merger to occur. Upon the consummation of the Merger, Merger Sub will merge with and into Acacia with Acacia to survive the Merger and to become a wholly-owned subsidiary of Cisco, and Cisco will acquire all of the outstanding shares of Acacia common stock for $115.00 per share, in cash. In addition, (a) each Acacia stock option that is outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) will be converted into the right to receive the excess of $115.00 over the exercise price per share of such stock option and (b) each Acacia restricted stock unit and performance-based restricted stock unit that is outstanding immediately prior to the Effective Time will be converted into the right to receive $115.00 per share, subject to certain terms and exceptions more fully described in the Amended and Restated Merger Agreement, upon consummation of the Merger.

(c) Not applicable.

(d) The Amended and Restated Merger Agreement provides that at the Effective Time of the Merger, the directors and officers of the Merger Sub shall become the directors and officers of Acacia (the surviving corporation in the Merger), until their respective successors are duly elected or appointed and qualified.

(e) Not applicable, except for such changes that would result from the Merger described in Item 3 above and in this Item 4.

(f) Not applicable.

(g) The Amended and Restated Merger Agreement provides that at the Effective Time, the Certificate of Incorporation and Bylaws of Acacia shall be amended and restated in their entirety in accordance with the terms of Section 1.6 of the Amended and Restated Merger Agreement.

(h) – (i) If the Merger is consummated as planned, Acacia common stock will cease to be listed on The NASDAQ Global Select Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Not applicable.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) As a result of the Voting Agreements, Cisco may be deemed to be the beneficial owner of 2,846,795 shares of Acacia common stock (comprised of 2,763,118 shares of outstanding Acacia common stock, 44,142 shares of Acacia common stock issuable upon the settlement of outstanding RSUs and 39,535 shares of Acacia common stock issuable upon exercise of outstanding options). This number of shares represents approximately 6.72% of the issued and outstanding shares of Acacia common stock based on the number of shares outstanding as of January 12, 2021 (as represented by Acacia in the Amended and Restated Merger Agreement). However, Cisco does not control the voting of such shares with respect to matters other than as described in Item 3 above, and does not possess any other rights as an Acacia stockholder with respect to such shares. Cisco disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Cisco as to the beneficial ownership of such shares.

To Cisco’s knowledge, no shares of Acacia common stock are beneficially owned by any of the persons identified in Schedule A attached hereto, other than a de minimis number (10) of shares held by one director that are held in a managed account and over which the director has shared voting power and no dispositive power.

(c) To Cisco’s knowledge, no transactions in Acacia common stock have been effected during the past sixty days by any person named pursuant to Item 2 above, other than the purchase on January 6, 2021 on behalf of one of our directors of a de minimis number (10) of shares at the price of $73.25 per share through a managed account over which the director has no investment authority, and which purchase occurred prior to the date such director was appointed to Cisco’s Board.

(d) To Cisco’s knowledge, no person other than each Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The terms of the Voting Agreements are described under Items 3 and 4(a)-(b) above. The Voting Agreements also apply to any shares of Acacia common stock acquired by the Stockholders after the date of the Voting Agreements, including by means of exercise of stock options or settlement of restricted stock units.

Item 7.	Materials to be Filed as Exhibits.

The following documents are incorporated by reference as exhibits:

Exhibit No.	Title

1	Amended and Restated Agreement and Plan of Merger, dated January 14, 2021, by and among Cisco Systems, Inc., Amarone Acquisition Corp., a wholly owned subsidiary of Cisco, and Acacia Communications, Inc., (incorporated by reference to Exhibit 2.1 of the Acacia Communications, Inc. Current Report on Form 8-K (File No. 001-37771) filed with the Commission on January 14, 2021).

2	Form of Voting Agreement, dated January 14, 2021, by and between Cisco Systems, Inc. and certain stockholders of Acacia Communications, Inc. (incorporated by reference to Exhibit 99.1 of the Acacia Communications, Inc. Current Report on Form 8-K (File No. 001-37771) filed with the Commission on January 14, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2021	CISCO SYSTEMS, INC.

	By:	/s/ Mark Chandler
Mark Chandler
Executive Vice President, Chief Legal Officer
and Chief Compliance Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule A

Directors and Executive Officers of Cisco Systems, Inc.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems, Inc. Except as indicated below, the business address of each person is c/o Cisco Systems, Inc., 170 West Tasman Drive, San Jose, California 95134-1706.

BOARD OF DIRECTORS

M. Michele Burns Director, Cisco Systems, Inc.	Dr. Kristina M. Johnson President, The Ohio State University 205 Bricker Hall 190 North Oval Mall Columbus, OH 43210

Wesley G. Bush Director, Cisco Systems, Inc.	Roderick C. McGeary Director, Cisco Systems, Inc.

Michael D. Capellas Founder and Chief Executive Officer Capellas Strategic Partners 2020 Howell Mill Road, NW Suite D-443 Atlanta, GA 30318-1732	Charles H. Robbins Chairman and Chief Executive Officer, Cisco Systems, Inc.

Mark Garrett Director, Cisco Systems, Inc.	Brenton L. Saunders CEO and President, Vesper Healthcare Acquisition Corp. 1819 West Avenue, Bay 2 Miami Beach, LF 33139

John D. Harris II Director, Cisco Systems, Inc.	Dr. Lisa T. Su President and Chief Executive Officer, Advanced Micro Devices, Inc. 2485 Augustine Drive Santa Clara, California 95054

EXECUTIVE OFFICERS

Name	Title
Charles H. Robbins	Chairman and Chief Executive Officer

Mark Chandler	Executive Vice President, Chief Legal Officer and Chief Compliance Officer

Gerri Elliott	Executive Vice President and Chief Sales and Marketing Officer

R. Scott Herren	Executive Vice President and Chief Financial Officer

Maria Martinez	Executive Vice President and Chief Customer Experience Officer

Schedule B

STOCKHOLDERS PARTY TO VOTING AGREEMENTS WITH CISCO

The following table sets forth the name of the Stockholders that entered into Voting Agreements with Cisco in connection with the Merger Agreement and the aggregate number of shares beneficially owned by each Stockholder as of January 13, 2021. Except as indicated below, the business address of each Stockholder set forth on this Schedule B is c/o Acacia, Three Mill and Main Place, Suite 400, Maynard, MA 01754.

Stockholder Party to Voting Agreement	Shares Beneficially Owned and Subject to a Voting Agreement	Percent of Class (5)
Murugesan “Raj” Shanmugaraj (1)	845,927	2.00%
Benny P. Mikkelsen (2)	905,994	2.14%
Mehrdad Givehchi (3)	542,179	1.28%
Christian Rasmussen (4)	552,695	1.30%

Total	2,846,795	6.72%

(1)

Consists of (i) 539,676 shares of common stock held by Mr. Shanmugaraj, (ii) 15,354 shares of common stock issuable to Mr. Shanmugaraj upon vesting of restricted stock units within 60 days of January 13, 2021, (iii) 152,780 shares of common stock held by The Shanmugaraj Irrevocable Children’s Trust and (iv) 138,117 shares of common stock held by The Malini Shanmugaraj 2016 QTIP Trust. The trustees of The Shanmugaraj Irrevocable Children’s Trust are Murugesan Shanmugaraj, Steve Stelljes and Malini Shanmugaraj and they share voting and dispositive power with respect to the shares held by the trust. The trustees of The Malini Shanmugaraj 2016 QTIP Trust are Malini Shanmugaraj and Steve Stelljes and they share voting and dispositive power with respect to the shares held by the trust.

(2)

Consists of (i) 837,398 shares of common stock held by Mr. Mikkelsen (ii) 9,596 shares of common stock issuable to Mr. Mikkelsen upon vesting of RSUs within 60 days of January 13, 2021 and (iii) 59,000 shares held by the Chen-Rasmussen Childrens Trust U/A DTD 1/12/2017 of which Mr. Mikkelsen is a trustee.

(3)

Consists of (i) 286,913 shares of common stock held by Mr. Givehchi, (ii) 9,596 shares of common stock issuable to Mr. Givehchi upon vesting of RSUs within 60 days of January 13, 2021 and (iii) 245,670 shares of common stock held by Givehchi LLC.

(4)

Consists of (i) 503,564 shares of common stock held by Mr. Rasmussen, (ii) 9,596 shares of common stock issuable to Mr. Rasmussen upon vesting of RSUs within 60 days of January 13, 2021 and (iii) 39,535 shares of common stock issuable to Mr. Rasmussen upon exercise of options that will vest within 60 days of January 13, 2021.

(5)	Based on 42,363,774 shares of Acacia common stock outstanding as of January 12, 2021, as represented by Acacia in the Amended and Restated Merger Agreement.